Exhibit 2

NextSource Materials Inc.

Management’s Discussion and Analysis (MD&A)

For the three and nine months ended March 31, 2019 and 2018

Expressed in US Dollars

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

Introduction

This Management’s Discussion and Analysis (MD&A) is intended to help the reader understand NextSource Materials Inc.’s operations, financial performance, financial condition and business plans.

This MD&A, which has been prepared as of May 13, 2019, should be read in conjunction with NextSource’s unaudited condensed consolidated interim financial statements for the three and nine months ended March 31, 2019 and 2018.

References to “NextSource”, “Company”, “we”, “us”, “our”, refer to NextSource Materials Inc. and its consolidated subsidiaries unless the context indicates otherwise. All amounts are in US dollars, unless otherwise indicated. The term “NSR” stands for net smelter royalty. The term “tpa” stands for tonnes per annum.

Qualified Person

Craig Scherba, P.Geo., the Company’s President and Chief Executive Officer is the Qualified Person, as defined by NI 43-101, who has reviewed and approved the technical information disclosed in this MD&A.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved”.

Forward-looking information includes, but is not limited to, information with respect to certain expectations regarding obtaining necessary permits; construction timelines and costs; anticipated production volumes; anticipated operating costs and capital spending; supply, demand and pricing outlook in the graphite market; sources of funding for the Molo Graphite Project and the Green Giant Vanadium Project; exploration drill results; metallurgical drill results; environmental assessment and rehabilitation costs and amounts of certain other commitments; the expected use of proceeds; and the Corporation’s business objectives and targeted milestones (and timing thereof).

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking information. Such factors include, among others: there is no market for the Securities; negative operating cash flow; the Corporation’s ability to continue as a going concern; development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production; the Corporation’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks; dependence on the Molo Graphite Project; additional permits and licenses are necessary to complete the development of the Molo Graphite Project; mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations; fluctuations in the market price of graphite and other metals may adversely affect the value of the Corporation’s securities and the ability of the Corporation to develop the Molo Graphite Project; the Corporation may not have access to sufficient capital to develop the Molo Graphite Project; the Corporation has a limited operating history and expects to incur operating losses for the foreseeable future; due to the speculative nature of mineral property exploration, there is substantial risk that the Corporation’s assets will not go into commercial production and the business will fail; estimates of mineral resources and mineral reserves may not be realized; because of the inherent dangers involved in mineral exploration, there is a risk that the Corporation may incur liability or damages as the Corporation conducts business; the Corporation has no insurance for environmental problems; should the Corporation lose the services of key executives, the Corporation’s financial condition and proposed expansion may be negatively impacted; because access to the Corporation’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays; climate change and related regulatory responses may impact the Corporation’s business; compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management; tax risks; the Corporation’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm; the Corporation does not intend to pay dividends; because from time to time the Corporation holds a significant portion of cash reserves in Canadian dollars, the Corporation may experience losses due to foreign exchange translations; the Corporation is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition; the current financial environment may impact the Corporation’s business and financial condition that cannot predict; the market price for the Common Shares is particularly volatile given the Corporation’s status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares; and the Corporation’s ability to meet other factors listed from time to time in the Corporation’s continuous disclosure documents, including but not limited to, the AIF.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management and/or “qualified persons” (as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“”NI 43-101”)) made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management and/or qualified persons believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although the Corporation believes that the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Corporation can give no assurance that such expectations will prove to be correct. In addition to the assumptions discussed herein and in the Technical Report (as defined herein), the material assumptions upon which such forward-looking statements are based include, among others, that: the Corporation will be successful in its financing activities; the demand for graphite will develop as anticipated; graphite prices will remain at or attain levels that would render the Molo Graphite Project potentially economic; that any proposed operating and capital plans will not be disrupted by operational issues, title issues, loss of permits, environmental concerns, power supply, labour disturbances, financing requirements or adverse weather conditions; the Corporation will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives and may not be appropriate for other purposes.

The Corporation does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Core Business and Objectives

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 145 Wellington Street West, Suite 1001, Toronto, Ontario, M5J 1H8.

The Company's principal business is the acquisition, exploration and development of mineral resources. The Company has yet to generate any revenue from mining operations or pay dividends and is unlikely to do so in the immediate or foreseeable future.

The Company, through a wholly-owned foreign subsidiary, obtained a mining permit and environmental certificate for its Molo Graphite Project in Madagascar. The Molo Graphite Project is one of the largest-known and highest quality flake graphite deposits in the world. Although the Company released a NI 43-101 Technical Report Feasibility Study dated July 13, 2017 that concluded that Phase 1 of the Molo Graphite Project contains mineralization that is economically recoverable, the Company does not have the necessary capital to begin construction at this time.

In addition to the Molo Graphite Project, NextSource has 100% ownership of its NI 43-101 compliant Green Giant Vanadium Project, located just 11 kilometres from the Molo Project. The Green Giant Project is a rarely occurring, sedimentary-hosted deposit that also ranks as one of the largest-known and highest in-situ grade vanadium resources in the world.

The Company accepts the risks which are inherent to mineral exploration programs and the exposure to the cyclical nature of mineral prices. These risks are discussed in the Risk Factors section of this report.

Competitive Conditions

The mineral exploration and mining business are highly competitive. We compete with numerous other companies and individuals in the search for and the acquisition of financially attractive mineral properties. Our ability to acquire precious metal mineral properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

In addition, we also compete with other companies over retaining skilled experienced workers and sourcing raw materials and supplies used in connection with eventual development and mining operations.

Foreign Operations

Our foreign operations are exposed to various levels of political, economic and social risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; expropriation; political corruption, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; renegotiation or termination of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; surface land access issues; illegal mining; changes in taxation policies, laws and regulations; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond our control and may adversely affect our business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, surface land access, land claims of local people and mine safety.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

Corporate Redomicile

The Company completed a corporate redomicile from the State of Minnesota to Canada on December 27, 2017.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company.

MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARL (“MATMAD”), a Madagascar subsidiary.

MINMAU owns 100% of NextSource Minerals (Madagascar) SARL (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits.

GRAMAU owns 100% of ERG Madagascar SARL (“ERGMAD”), a Madagascar subsidiary. ERGMAD holds the Molo Graphite Project exploration permits.

Capital Structure

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares.

As of March 31, 2019, the Company had 507,417,021common shares issued and outstanding (June 30, 2018: 469,933,611).

As of March 31, 2019, the Company had 40,670,000 stock options issued and outstanding with a weighted average expiration of 3.2 years, which are exercisable into 40,670,000 common shares at a weighted average exercise price of $0.09. All stock options that are currently outstanding vested on the grant date.

As of March 31, 2019, the Company had 14,152,636 common share purchase warrants issued and outstanding with a weighted average expiration of 1.05 years, which are exercisable into 14,152,636 common shares at a weighted average exercise price of $0.09. All warrants that are currently outstanding vested on the issue date.

Dividends and Distributions

The Company has yet to generate any revenue from mining operations or pay dividends since inception and is unlikely to do so in the immediate or foreseeable future. Our continued operations are dependent upon the ability of the Company to obtain financing through the proceeds of securities subscriptions for the continued exploration and development of its mineral properties.

The value of a mineral project is highly dependent upon the discovery of economically recoverable mineralization, the long-term preservation of the Company’s ownership interest in the underlying mineral property, the ability of the Company to obtain the necessary funding to complete sufficient exploration activities on the property, and the prospects of any future profitable production therefrom, or alternatively upon the Company’s ability to dispose of its property interests on an advantageous basis.

Indebtedness

As of March 31, 2019, the Company did not have any outstanding debt, loans or credit facilities.

Employees and Contractors

The Company relies on the geological and industry expertise of its Toronto-based management team and engages contractors to complete certain aspects of its exploration programs.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

As of March 31, 2019, we had two employees and several contractors in addition to the Board of Directors, President & Chief Executive Officer and Chief Financial Officer. Certain professional, administrative and geological services are provided to the Company by independent contractors, including corporations and/or individuals who may be officers or directors of NextSource. No assurance can be given that qualified employees can be retained by NextSource when necessary.

Sustainability

The Company is committed to the health and safety of our workers and communities, the protection of the environment, and to the rights, culture and development of local communities.

Cautionary Note Regarding Operating Losses

As of March 31, 2019, the Company had an accumulated deficit of $102,208,784 (June 30, 2018: $100,744,927), has experienced recurring net losses and has negative operating cash flows. As such, conditions exist that may raise substantial doubt regarding the Company's ability to continue as a going concern.

Based on the nature of our business, we anticipate incurring operating losses for the foreseeable future. We base this expectation, in part, on the fact that very few mineral properties in the exploration stage are ultimately developed into producing and profitable mines. Our future financial results are uncertain due to a number of factors, some of which are outside our company’s control. These factors include, but are not limited to: (a) our ability to raise additional funding; (b) the market price for graphite, vanadium, gold and/or uranium; (c) the results of the exploration programs and metallurgical analysis of our mineral properties; (d) the political instability and/or environmental regulations that may adversely impact costs and ability to operate in Madagascar; and (e) our ability to find joint venture and/or off-take partners in order to advance the development of our mineral properties.

Any future equity financing will cause existing shareholders to experience dilution of their ownership interest in our company. In the event we are not successful in raising additional financing, we anticipate our company will not be able to proceed with its business plan. In such a case, we may decide to discontinue or modify our current business plan and seek other business opportunities in the resource sector.

During this period, we will need to maintain periodic filings with the appropriate regulatory authorities and will incur legal, accounting, administrative and listing costs. In the event no other such opportunities are available, and we cannot raise additional capital to sustain operations, we may be forced to discontinue the business. We do not have any specific alternative business opportunities under consideration and have not planned for any such contingency.

Due to the present inability to generate revenues, accumulated losses, recurring losses and negative operating cash flows, the Company has stated its opinion in Note 1 of our unaudited condensed consolidated interim financial statements for the three and nine months ended March 31, 2019 that there currently exists substantial doubt regarding the Company’s ability to continue as a going concern.

Corporate Highlights

Three-Year History

In August 2016, we initiated a Front-End Engineering Design Study (the “FEED Study”) and value engineering for our Molo Graphite Project in Madagascar. The FEED Study was undertaken in order to optimize the mine plan as envisioned in the technical report titled "Molo Feasibility Study – National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar", dated July 13, 2017, effective as of July 13, 2017 (the “Molo Feasibility Study”) and determine the optimal development path based on discussions with prospective strategic partners. All costing aspects were examined with the goal of providing a method to produce meaningful, multi-tonne test samples of Molo graphite concentrate to potential off-takers while reducing the CAPEX and time required to the commencement of commercial production.

On November 7, 2016, we outlined a phased mine development plan for the Molo Graphite Project based on the FEED Study and value engineering. The results supported the construction of a plant to test and verify the flow sheet design from the Molo Feasibility Study.

Phase 1

Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate with a mine life of 30 years (as discussed below). The fully-modularized mining operation in this phase will use a 100% owner-operated fleet that we believe will process an average of 240,000 tonnes of ore per year (or 30 tonnes per hour) of mill feed (ore) that will be processed on site. Phase 1 will provide “proof of concept” for the modular methodology and allow NextSource the flexibility to optimize further the process circuit while being capable of supplying a true “run-of-mine” flake concentrate to potential off-takers and customers for final product validation. All supporting infrastructure including water, fuel, power, dry-stack tailings and essential buildings will be constructed during Phase 1 to sustain the fully operational and permanent processing plant. The plant will utilize dry-stack tailings in order to eliminate the up-front capital costs associated with a tailings dam. NextSource’s existing camp adjacent to the nearby town of Fotadrevo will be used to accommodate employees and offices, with additional housing available within the town for additional employees.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

Phase 2

Phase 2 would consist of a modular expansion to plant capable of producing approximately 50,000 tpa of high-quality SuperFlake™ graphite concentrate. Timing of the implementation of Phase 2 will be determined by market demand for SuperFlake™ graphite and the ability of the Company to finance the modular expansion. It is expected that the Phase 2 expansion will incorporate the unique full-modular build approach used in Phase 1. This phase will include the construction of additional on-site accommodation and offices, upgrading of road infrastructure, port facility upgrades, a wet tailings dam facility and further equipment purchases to provide redundancy within the processing circuit. The costs for these capital expenditures are unknown at this time but will be assessed as part of an economic analysis to be completed in due course.

On June 1, 2017, we released the results of a positive updated Molo Feasibility Study for Phase 1 of the mine development plan utilizing a fully modular build-out approach which was based on the FEED Study and subsequent detailed engineering studies. Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate per year with a mine life of 30 years. The Phase 1 production costs were estimated at $433 per tonne at the plant and $688 per tonne delivered CIF port of Rotterdam. CIF refers to cost, insurance and freight included. The Phase 1 capital costs were estimated at $18.4 million with a construction projected but not guaranteed timeline of approximately 9 months. Based on an average selling cost of $1,014 per tonne, the Phase 1 was estimated to have (i) a pre-tax NPV of $34 million using an 8% discount rate and a pre-tax internal rate of return (“IRR”) of 25.2%; and (ii) a post-tax NPV of $25.5 million using an 8% discount rate and a post-tax IRR of 21.5%.

On December 27, 2017, the Company completed a corporate redomicile from Minnesota to Canada. This is expected to reduce our legal and regulatory compliance costs and improve our financing opportunities. The Company does not have any offices, personnel or mineral projects in the US. The presentation and functional currency of the Company will continue to be the US dollar. Upon completing the redomicile, the Company adopted International Financial Reporting Standards (“IFRS”).

On April 13, 2018, the Company issued 1,000,000 common shares upon the exercise of 1,000,000 common share purchase warrants for gross proceeds of $110,000.

On August 17, 2018, the Company closed a non-brokered private placement offering of 21,059,270 units at a price of $0.053 (CAD$0.07) per unit for aggregate gross proceeds of $1,120,353 (CAD$1,474,149). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years. The share issue costs consisting of finder’s fees totaled $16,576 plus the issuance of 337,714 common shares and 123,000 common share purchase warrants, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years.

On October 16, 2018, the Company announced the signing of an Offtake Agreement with the primary graphite supplier to a major Japanese electric vehicle anode producer. The Offtake Agreement is for a period of ten (10) years and activates on the commencement of commercial production at the Molo project, with an automatic renewal for an additional five (5) years. The Japanese Partner will have the exclusive right to import and sell SuperFlake® graphite concentrate in Japan. Provided that commercial production commences within 3 years, following the ramp up period, the Japanese Partner will purchase 20,000 tonnes of SuperFlake® graphite per annum Product prices will be negotiated on a per order basis between the parties and will be based on the floating market prices (FOB basis) prevailing in the region.

On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Project and that the mining license does not limit mining to any specific volume.

On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”). This follows the completion of the Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (IFC) performance standards and World Bank standards, the completion of local and regional stakeholder and community engagement, and the completion of negotiations and signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

Future Outlook and Business Plan

Now that the Company has received the mining permit and the environmental permit, applications for all other necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour have been initiated. The Company cannot provide any assurance as to the timing of the receipt of sufficient capital and of any of the permits and licenses necessary to initiate construction of the mine.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

The Company is currently compiling a comprehensive legal register and will complete the security of land tenure process upon receipt of the environmental permit, which is expected to take 1-2 months.

The Company has continued to pursue negotiations in respect of potential off-take agreements with graphite end-users and intermediaries with the intention of securing project financing alternatives, which may include debt, equity and derivative instruments.

During the three months ended March 31, 2019, the Company incurred approximately $701,468 in expenditures relating to the Molo Graphite Project and for general working capital purposes. As at the date hereof, the timing of the advancement of the next stage of Phase 1 of the Molo Graphite Project is entirely contingent upon obtaining additional capital through financing activities. In the event that such financing is not available, the Company will not be able to pursue any substantial work in connection with the development of Molo Graphite Project. In the event that the Company is successful in raising additional capital, the Company plans to develop the Molo Graphite Project and incur capital costs related thereto in the amount of approximately US$18 million as well as additional costs relating to permitting, engineering, professional fees, G&A and working capital. In addition, the Company is currently assessing a staged contingent approach to progress the development of the Molo Graphite Project in the event that the entire projected development costs are not available to the Company. No assurances can be provided that we will achieve our Phase 1 production objective within such 12-month period.

Subject to and upon receipt of additional capital, the Company also expects to pursue further work on the Green Giant Vanadium Project in order to complete an updated technical report. The budget for this work is estimated to be up to $500,000 over a 12-month period.

The above amounts may be updated based on actual costs and the start of these expenditures may be delayed or adjusted based on several factors, including the date the mining and other necessary permit are received to begin construction and the availability of capital to fund the budget. We anticipate that the source of funds required to complete our objectives will come from private placements in the capital markets and debt funding, but there can be no assurance that sufficient financing will be available on terms favorable to the Company or at all.

We will also continue to assess the addition of back-end value-added processing for lithium-ion battery and graphite foil applications in the classification portion of the plant. The costs for any value-added processing is unknown at this time but will be assessed in parallel with the development of Phase 1.

Discussions in respect of negotiating and structuring strategic partnerships, off take agreements and debt financing for our Molo Graphite Project in Madagascar are ongoing and are expected to continue during the coming months with no assurances as to the conclusion or results of these discussions.

Molo Graphite Property, Southern Madagascar Region, Madagascar

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest. Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. Malagasy retains a 1.5% net smelter return royalty ("NSR") on the property. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production.

The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary ERG Madagascar SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

During fiscal 2017, the Company applied to the BCMM to have the exploration permit for the Molo Graphite Project converted into a mining permit. Despite repeated assurances by Ministers in the Madagascar government and from BCMM that the Company has followed all the regulations and that the application contained no deficiencies, the BCMM has not yet issued the mining permit to the Company. Our situation does not appear to be unique, since according to the Madagascar Chamber of Mines, the Madagascar government has not granted any new mining permits to any members during the past 18 months. Although Global Affairs Canada has been providing advocacy support for dealing with Madagascar government officials, it is believed the Company will have to await the outcome of the Presidential election scheduled for November 2018 before our permit is granted.

Following an Environmental Legal Review and an Environmental and Social Screening Assessment, which provided crucial information to align the project’s development and design with international best practice on sustainable project development, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA"), which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards. The ESIA was submitted to the Office National d’Environment (“ONE”) during fiscal 2018. The Company received a notice of conditional approval of its global environmental permit (the “environmental permit”) in January of 2019.

On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Project and that the mining license does not limit mining to any specific volume. On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”).

Application for all other necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour have been initiated.

The Company cannot provide any assurance as to the timing of the receipt of sufficient capital and of any of the permits and licenses necessary to initiate construction of the mine.

Further details regarding the Molo Graphite Project is included in the Molo Graphite Project Feasibility Study dated July 17, 2017 prepared in accordance with Canada’s National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), which can be found on the our website at www.nextsourcematerials.com (such Technical Report and website are expressly not incorporated by reference into this filing) or in our Canadian regulatory filings at www.sedar.com (such website and content is expressly not incorporated by reference into this filing).

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources Sarl ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

On April 16, 2014, the Company signed a Joint Venture Agreement with Malagasy, whereby Malagasy acquired a 75% interest in non-industrial minerals on the Company's 100% owned Green Giant Property. On May 21, 2015, Malagasy terminated the Joint Venture Agreement, which as a result, the Company reverted to its original 100% interest in all minerals on the property.

The Green Giant property is located within exploration permits issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary NextSource Minerals (Madagascar) SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

Further details regarding the Green Giant Project is included in the Green Giant Project NI 43-101 Technical Report dated January 14, 2011, which can be found on the our website at www.nextsourcematerials.com (such Technical Report and website are expressly not incorporated by reference into this filing) or in our Canadian regulatory filings at www.sedar.com (such website and content is expressly not incorporated by reference into this filing).

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

Sagar Property, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of March 31, 2019, the Sagar property consisted of 234 claims covering a total area of 10,736.59 ha.

Results of Operations

Expressed in US Dollars

	For the three months ended		For the nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018

Revenues	$-	$-	$-	$-
Expenses
Exploration and evaluation expenses	326,479	290,330	533,814	764,892
Management and professional fees	246,697	271,525	722,005	1,137,540
General and administrative expenses	108,287	(8,830)	300,120	386,116
Depreciation	-	3,977	-	7,674
Foreign currency translation (gain) loss	20,006	102,443	(4,932)	(90,952)

Total expenses	701,468	659,445	1,551,007	2,205,270
Net loss from operations	(701,468)	(659,445)	(1,551,007)	(2,205,270)

Other income (expenses)
Change in value of warrant liability	87,150	-	87,150	-
Part XII.6 taxes	-	11,816	-	11,816

Net loss for the period	$(614,318)	$(647,629)	$(1,463,857)	$(2,193,454)

Other comprehensive income
Items that will be reclassified subsequently to loss
Translation adjustment for foreign operations	71,322	4,520	43,295	(23,137)

Net loss and comprehensive loss for the period	$(542,996)	$(643,109)	$(1,420,562)	$(2,216,591)

Weighted-average common shares, - basic and diluted	495,620,309	466,787,645	493,475,452	464,641,678
Net loss per common shares, - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

Exploration and evaluation expenses for the three and nine months ended March 31, 2019 decreased to $326,479 and $533,814 (2018: $290,330 and $764,892) primarily as a result of the Company completing environmental assessment activities instead of metallurgical evaluation activities as compared to the prior periods.

	For the three months ended		For the Nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Exploration activities	-	-	-	-
Metallurgical evaluation	-	11,551	2,059	110,350
Consulting fees	$201,272	$92,590	$355,329	$286,681
Travel	1,516	2,648	5,607	15,605
Mineral claims and camp (Madagascar)	124,032	192,001	156,995	265,697
Mineral claims (Canada)	1,795	(8,460)	13,823	(6,031)
Total exploration and evaluation expenses	326,479	290,330	533,814	764,892

Management and professional fees for the three and nine months ended March 31, 2019 decreased to $264,697 and $722,005 (2018: $271,525 and $1,137,540) primarily as a result of decreased legal fees and consulting fees as compared to the prior periods.

	For the three months ended		For the nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Management Payroll	$88,412	$80,343	$340,123	$344,958
Consulting fees	87,359	190,911	255,483	287,134
Legal fees	6,471	(22,469)	51,165	467,895
Auditor fees	15,000	15,967	16,260	23,534
Tax advisory fees	42,867	7,147	42,867	7,147
Other	6,586	(374)	16,107	6,872
Total management and professional fees	264,697	271,525	722,005	1,137,540

General and administrative expenses for the three and nine months ended March 31, 2019 decreased to $108,287 and $300,120 (2018: $108,287 and $386,116) primarily as a result of the reversal of corporate travel and investor relations accruals as compared to the prior periods.

	For the three months ended		For the nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Travel	$46,102	$(45,693)	$106,121	$137,582
Public filing and transfer agent fees	23,282	36,093	82,932	100,472
Investor relations	9,228	(11,260)	36,407	91,993
Rent	11,068	8,457	39,302	23,817
Insurance	5,790	4,395	13,904	12,460
Bank fees	4,923	1,206	6,066	4,046
Other	7,894	(2,029)	15,389	15,745
Total general and administrative expenses	108,287	(8,830)	300,120	386,116

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

Liquidity and Capital Resources

Working Capital Balance

As at March 31, 2019, the Company had a working capital surplus of $432,230 (June 30, 2018: deficit of $124,868).

	March 31, 2019	June 30, 2018
Current Assets:
Cash and cash equivalents	$1,238,301	$338,702
Amounts receivable	59,255	13,241
Prepaid expenses	40,874	42,540
Total current assets	1,338,430	394,483

Current Liabilities:
Accounts payable	$165,787	$140,865
Accrued liabilities	238,760	197,834
Provision	180,652	180,652
Warrant liability	321,000	-
Total current liabilities	906,199	519,351

Working Capital	$432,230	$(124,868)

The following are explanations of the material changes to the working capital position as of March 31, 2019 as compared to June 30, 2018:

Cash and Cash Equivalents

The Company’s cash balances are deposited with major financial institutions in Canada except for institutions in Madagascar. Limited amounts of cash are currently held in Madagascar.

Cash and Cash Equivalents	Madagascar $	Canada $	Total $
As of March 31, 2019	52,672	1,185,629	1,238,301
As of June 30, 2018	17,958	320,744	338,702

Sources and Uses of Cash

The Company's ability to continue operations and fund its development expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

The following are the Company’s cash flows from operating, investing and financing activities for the nine months ended March 31, 2019 and 2018:

Expressed in US Dollars

	Nine months ended March 31, 2019	Nine months ended March 31, 2018
Cash flows from operating activities

Net loss and comprehensive loss for the period	$(1,420,562)	$(2,216,591)

Items not affecting cash:
Depreciation and amortization of property, plant and equipment	-	7,674
Warrant liability	(87,150)	-

Change in non-cash working capital items:
Amounts receivable and prepaid expenses	(44,348)	33,724
Accounts payable and accrued liabilities	65,848	29,445
Provision	-	1,211

Net cash used in operating activities	(1,486,212)	(2,144,537)

Cash flows from investing activities

Equipment purchases	-	(65,456)

Net cash used in investing activities	-	(65,456)

Cash flows from financing activities

Proceeds from issuance of common shares	2,465,253	-
Proceeds from exercise of warrants	-	813,169
Common share issue costs	(79,442)	-

Net cash provided by financing activities	2,385,811	813,169

Increase (decrease) in cash and cash equivalents	899,599	(1,396,824)
Cash and cash equivalents - beginning of year	338,702	1,964,948
Cash and cash equivalents - end of year	$1,238,301	$568,124

Contractual Obligations and Commitments Excluding Provisions

The Company does not have any contractual obligations or commitments other than trade accounts payable due within one-year totaling $165,787 (June 30, 2018: $140,865) and accrued liabilities totaling $238,760 (June 30, 2018: $197,834).

Provision

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014 as per the provision of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall. During the year ended June 30, 2017, the Company paid $131,320 (2016: $nil) in Part XII.6 taxes, resulting in a reduction in the provision, and following a reassessment of its obligation to subscribers the Company increased the provision by $131,320.

Contingent Liabilities

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. Since this cash payment represents a possible obligation that depends on the occurrence of an uncertain future event, it has been recognized as a contingent liability and no amount has been recognized as a provision.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

Off-balance sheet arrangements

The Company does not have off-balance sheet arrangements including any arrangements that would affect the liquidity, capital resources, market risk support and credit risk support or other benefits.

Capital Management

There were no changes in the Company's approach to capital management during the nine months ended March 31, 2019.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while raising additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity. The Company expects to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

The Company’s mineral property interests are all in the exploration stage, as such the Company is dependent on external financing to fund its exploration activities and administrative costs. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risks characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

Transactions with related parties

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value.

Balances and transactions between the Company and its wholly-owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

Related parties include companies controlled by key management personnel. Key management personnel are composed of the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Senior Vice Presidents of the Company.

The following key management personnel related party transactions occurred during the periods ended March 31, 2019 and 2018:

	For the three months ended		For the nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Management and professional fees	$174,042	$199,190	$594,879	$595,577

Total	$174,042	$199,190	$594,879	$595,577

The following key management related party balances existed as of March 31, 2019 and June 30, 2018:

	As at March 31, 2019	As at June 30, 2018
Prepaid payroll to officers of the Company	$26,128	$26,632
Accounts payable balance due to officers of the Company	$16,400	$16,400

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

Legal Proceedings

We are not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Managing Risk Factors

The Company manages risks inherent to its business and has procedures to identify and manage significant operational and financial risks. The reader is cautioned to carefully review the risk factors identified below in addition to the risk factors disclosed in our financial statements for the year ended June 30, 2018 and our most recent AIF.

Any such risk factors could materially affect the Corporation’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Corporation. Additional risks and uncertainties not currently identified by the Corporation or that the Corporation currently believes not to be material also may materially and adversely affect the Corporation’s business, financial condition, operations or prospects.

The Corporation’s ability to continue as a going concern.

The independent auditor’s report on the financial statements of the Corporation contains explanatory language that substantial doubt exists about the Corporation’s ability to continue as a going concern. Due to the Corporation’s lack of operating history and present inability to generate revenues, the Corporation has sustained operating losses since its inception.

If the Corporation is unable to obtain sufficient financing in the near term as required or achieve profitability, then the Corporation would, in all likelihood, experience severe liquidity problems and may have to curtail business activities. If the Corporation curtails business activities, the Corporation may be placed into bankruptcy or undergo liquidation, the result of which will adversely affect the value of the securities of the Corporation.

Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Mine development projects, including the Molo Graphite Project, require significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated recoveries, environmental considerations and permitting, future commodity prices, and anticipated capital and operating costs of these projects. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production.

Particularly for development projects, mineral reserve estimates and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of the Molo Graphite Project: unanticipated changes in grade and tonnes of material to be mined and processed, unanticipated adverse geological conditions, unanticipated recovery problems, incorrect data on which engineering assumptions are made, availability and costs of labor, costs of processing, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in commodity prices, accidents, labor actions, the availability and delivery of critical equipment, successful commissioning and start-up of operations, including the achievement of designed plant recovery rates and force-majeure events.

The Molo Graphite Project has not yet been built and accordingly has no operating history upon which to base estimates of future production and cash operating costs. The price of graphite can fluctuate significantly on a month-to-month and year-to-year basis. Declining graphite prices can impact operations by forcing a reassessment of the feasibility of the Molo Graphite Project.

It is likely that actual results for the Molo Graphite Project will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favorable than currently estimated, the Corporation’s business, results of operations, financial condition and liquidity could be materially adversely affected.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

The Corporation’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks.

A new president of Madagascar was inaugurated in January 2019 following democratic elections. The Corporation is actively monitoring the political climate in Madagascar and continues to hold meetings with new representatives of the government and the Ministries in charge of mining. Depending on future actions taken by the newly elected government, or any future government, the Corporation’s business operations could be impacted.

Companies in the mining and metals sector continue to be targeted to raise government revenue, particularly as governments struggle with deficits and concerns over the effects of depressed economies. Many governments are continually assessing the fiscal terms of the economic rent for mining companies to exploit resources in their countries.

The government of Madagascar has granted mining claims, permits, and licenses that will enable us to conduct anticipated operations or exploration and development activities. Notwithstanding, these arrangements, the Corporation’s ability to conduct operations, exploration and/or development activities at any of its properties is subject to obtaining and/or renewing permits or concessions, changes in laws or government regulations or shifts in political attitudes beyond its control.

Any adverse developments to the political and regulatory situation in Madagascar could have a material effect on the Corporation’s business, results of operations and financial condition. The Corporation’s operations may also be affected in varying degrees by terrorism; military conflict or repression; crime; populism; activism; labour unrest; attempts to renegotiate or nullify existing concessions, licenses, permits and contracts; unstable or unreliable legal systems; changes in fiscal regimes including taxation, and other risks arising out of sovereignty issues.

The Corporation does not currently carry political risk insurance covering its investments in Madagascar. It may not be possible for investors to enforce judgments in Canada against a loss suffered on the Corporation’s assets and operations in Madagascar.

Dependence on the Molo Graphite Project.

The Corporation’s principal mineral property is the Molo Graphite Project. As a result, unless the Corporation acquires or develops any additional material properties or projects, any adverse developments affecting this project or our rights to develop the Molo Graphite Project could materially adversely affect the Corporation’s business, financial condition and results of operations.

Additional permits and licenses are necessary to complete the development of the Molo Graphite Project.

The Corporation successfully converted its exploration permit for the Molo Graphite Project into a mining permit. However, the Corporation requires additional permits necessary to construct and operate the mine, including water use, construction, mineral processing, transportation, export, and labour. Applications for these additional permits and licenses will be undertaken in due course at the appropriate time.

The Corporation cannot provide any assurance as to the timing of the receipt of any of the additional permits and licenses necessary to initiate construction of the mine.

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and large multinational corporations in natural resources industries face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, increasing social investment obligations and pressure to increase taxes and royalties payable to governments and communities.

In addition, the Corporation’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on the Corporation’s ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. The Corporation’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Corporation’s activities or those of other mining companies affecting the environment, human health and safety of communities in which the Corporation operates. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Corporation’s operations, including its ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects the Corporation’s operations, including its ability to explore or develop properties, commence production or continue operations.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

The Corporation’s business operations are subject to extensive laws and regulations governing worker health and safety and land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. The Corporation has made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact the Corporation’s closure processes and operations.

Fluctuations in the market price of graphite and other metals may adversely affect the value of the Corporation’s securities and the ability of the Corporation to develop the Molo Graphite Project.

The value of the Corporation’s securities may be significantly affected by the market price of graphite and other metals, which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Corporation’s control, including levels of supply and demand for a broad range of industrial products, economic growth rates of various international economies, expectations with respect to the rate of inflation, the relative strength of various currencies, interest rates, speculative activities, global or regional political or economic circumstances. The Chinese market is a significant source of global demand for commodities, including graphite. Chinese demand has been a major driver in global commodities markets for a number of years and recent reductions in Chinese demand have adversely affected prices for graphite. A further slowing in China’s economic growth could result in even lower prices and could negatively impact the value of the Corporation’s securities. Prolonged decreases in the price of graphite or other metals could adversely impact the ability of the Corporation to proceed with the development of the Molo Graphite Project.

The Corporation may not have access to sufficient capital to develop the Molo Graphite Project.

The Corporation has limited capital, which is insufficient to development the Molo Graphite Project. The Corporation’s ability to develop the project will depend primarily on its ability to obtain additional capital in the form of private or public equity or debt financing. Access to mine financing has been negatively impacted by the prolonged decline in commodities prices. Therefore, there is no assurance that the Corporation will secure sufficient financing, or the Corporation may be unable to locate and secure capital on terms and conditions that are acceptable to the Corporation. Any equity financing may have a dilutive effect on the value of the Corporation’s securities. Any debt financing, if available, may involve financial covenants which limit operations and could be secured against all of the Corporation’s assets. If the Corporation cannot obtain additional capital, the Corporation may not be able to complete the development of the Molo Graphite Project, which would have a material adverse effect on the business, operating results and financial condition of the Corporation.

The Corporation has a limited operating history and expects to incur operating losses for the foreseeable future.

The Corporation has principally operated as a mineral exploration company since incorporation and has just received its first mining permit. There are numerous difficulties normally encountered by mineral exploration and development companies, and these companies experience a high rate of failure.

The Corporation has not earned any revenues and the Corporation has not been profitable. It is anticipated that the Corporation will continue to report negative operating cash flow in future periods, likely until after the Molo Graphite Project generates recurring revenues from being placed into production of which there is no assurance. The Corporation has no history upon which to base any assumption as to the likelihood that the business will prove successful, and the Corporation can provide no assurance to investors that it will generate any operating revenues or ever achieve profitable operations.

Due to the speculative nature of mineral property exploration, there is substantial risk that the Corporation’s assets will not go into commercial production and the business will fail.

Exploration for minerals is a speculative venture involving substantial risk. The Corporation cannot provide investors with any assurance that the Corporation’s claims and properties will ever enter into commercial production. The exploration work that the Corporation has completed on the Molo Graphite Project claims may not result in the commercial production of graphite. The exploration work that the Corporation has completed on the Green Giant Vanadium Project may not result in the commercial production of vanadium or other minerals.

Estimates of mineral resources and mineral reserves may not be realized.

Mineral resource and mineral reserve estimates are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Corporation relies on laboratory-based recovery models to project estimated ultimate recoveries by mineral type. There can be no assurance that mineral recovery in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Actual recoveries may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Material changes in mineral reserves or mineral resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated mineral reserves and mineral resources should not be interpreted as assurances of mine life or of the profitability of future operations

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

Because of the inherent dangers involved in mineral exploration, there is a risk that the Corporation may incur liability or damages as the Corporation conducts business.

The search for valuable minerals involves numerous hazards. As a result, the Corporation may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which the Corporation cannot, or may elect not, to insure against. The Corporation currently has no such insurance, but management intends to periodically review the availability of commercially reasonable insurance coverage. If a hazard were to occur, the costs of rectifying the hazard may exceed the Corporation’s asset value and cause us to liquidate all of its assets.

The Corporation’s operations are subject to environmental regulations, which could result in additional costs and operational delays. Environmental legislation is evolving in a manner that may require stricter standards, and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not negatively affect the Corporation’s projects.

The Corporation has no insurance for environmental problems.

Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been available generally in the mining industry. The Corporation has no insurance coverage for most environmental risks. In the event of a problem, the payment of environmental liabilities and costs would reduce the funds available to us for future operations. If the Corporation is unable to full pay for the cost of remedying an environmental problem, the Corporation might be required to enter into an interim compliance measure pending completion of the required remedy.

Should the Corporation lose the services of key executives, the Corporation’s financial condition and proposed expansion may be negatively impacted.

The Corporation depends on the continued contributions of the Corporation’s executive officers to work effectively as a team, to execute its business strategy and to manage its business. The loss of key personnel, or their failure to work effectively, could have a material adverse effect on its business, financial condition, and results of operations. Specifically, the Corporation relies on Craig Scherba, the President and Chief Executive Officer and Marc Johnson, the Chief Financial Officer.

The Corporation does not maintain key man life insurance. Should the Corporation lose any or all of their services and the Corporation is unable to replace their services with equally competent and experienced personnel, the Corporation’s operational goals and strategies may be adversely affected, which will negatively affect potential revenues.

Because access to the Corporation’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays.

Access to most of the properties underlying the Corporation’s claims and interests is restricted due to their remote locations and because of weather conditions. Some of the Corporation’s properties are only accessible by air. As a result, any attempts to visit, test, or explore the property are generally limited to those periods when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production efforts in the event that commercial amounts of minerals are found. This could cause the Corporation’s business to fail.

Climate change and related regulatory responses may impact the Corporation’s business.

Climate change as a result of emissions of greenhouse gases is a current topic of discussion and may generate government regulatory responses in the near future. It is impracticable to predict with any certainty the impact of climate change on the Corporation’s business or the regulatory responses to it, although the Corporation recognizes that they could be significant. However, it is too soon for us to predict with any certainty the ultimate impact, either directionally or quantitatively, of climate change and related regulatory responses.

To the extent that climate change increases the risk of natural disasters or other disruptive events in the areas in which the Corporation operates, the Corporation could be harmed. While the Corporation maintains rudimentary business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to the Corporation’s business, its plans may not fully protect us from all such disasters or events.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management.

The Corporation’s management team needs to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Tax risks.

Changes in tax laws or tax rulings could materially affect the Corporation’s financial position and results of operations. Changes to, or differing interpretations of, taxation laws or regulations in Canada, Madagascar, the United States of America, or any of the countries in which the Corporation’s assets or relevant contracting parties are located could result in some or all of the Corporation’s profits being subject to additional taxation or other tax liabilities being applicable to the Corporation or its subsidiaries. Taxation laws are complex, subject to differing interpretations and applications by the relevant tax authorities. In particular, the tax treatment relating to the Corporation’s corporate redomicile from the US to Canada is complex. There is no assurance that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Corporation’s profits being subject to additional taxation or which could otherwise have a material adverse effect on profitability, results of operations, financial condition and the trading price of the Corporation’s securities. Additionally, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make investments in or by the Corporation less attractive to counterparties. Such changes could adversely affect the Corporation’s ability to raise additional funding or make future investments.

The Corporation’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

The Corporation operates in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Anti-corruption and anti-bribery laws in certain jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Corporation’s corporate policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. There can be no assurance that the Corporation’s internal control policies and procedures always will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by the Corporation’s affiliates, employees or agents. As such, the Corporation’s corporate policies and processes may not prevent all potential breaches of law or other governance practices. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage the Corporation’s reputation, which could have a material adverse effect on its business, financial position and results of operations or cause the market value of the Common Shares to decline.

The Corporation does not intend to pay dividends.

The Corporation does not anticipate paying cash dividends in the foreseeable future. The Corporation may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, the Corporation may nevertheless decide, in its sole discretion, not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of the Corporation’s operations, cash flows and financial condition, operating and capital requirements, and other factors the board of directors may consider relevant. There is no assurance that the Corporation will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Because from time to time the Corporation holds a significant portion of cash reserves in Canadian dollars, the Corporation may experience losses due to foreign exchange translations.

From time to time the Corporation holds a significant portion of cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in translation gains or losses in U.S. dollar terms. If there was a significant decline in the Canadian dollar versus the U.S. dollar, the Corporation’s converted Canadian dollar cash balances presented in U.S. dollars on its balance sheet would significantly decline. If the US dollar significantly declines relative to the Canadian dollar the Corporation’s quoted US dollar cash position would significantly decline as it would be more expensive in US dollar terms to pay Canadian dollar expenses. The Corporation has not entered into derivative instruments to offset the impact of foreign exchange fluctuations. In addition, certain of the Corporation’s ongoing expenditures are in South African Rand, Madagascar Ariary and Euros requiring us to occasionally hold reserves of these foreign currencies with a similar risk of foreign exchange currency translation losses.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

The Corporation is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition.

Recently there have been adverse conditions and uncertainty in the global economy as the result of unstable global financial and credit markets, inflation, and recession. These unfavorable economic conditions and the weakness of the credit market may continue to have, an impact on the Corporation’s business and the Corporation’s financial condition. The current global macroeconomic environment may affect the Corporation’s ability to access the capital markets may be severely restricted at a time when the Corporation wishes or needs to access such markets, which could have a materially adverse impact on the Corporation’s flexibility to react to changing economic and business conditions or carry on operations.

The current financial environment may impact the Corporation’s business and financial condition that cannot predict.

The continued instability in the global financial system and related limitation on availability of credit may continue to have an impact on the Corporation’s business and financial condition, and the Corporation may continue to face challenges if conditions in the financial markets do not improve. The Corporation’s ability to access the capital markets has been restricted as a result of the economic downturn and related financial market conditions and may be restricted in the future when the Corporation would like, or need, to raise capital. The difficult financial environment may also limit the number of prospects for potential joint venture, asset monetization or other capital raising transactions that the Corporation may pursue in the future or reduce the values the Corporation is able to realize in those transactions, making these transactions uneconomic or difficult to consummate.

The market price for the Common Shares is particularly volatile given the Corporation’s status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares.

The market price for the Common Shares is characterized by significant price volatility when compared to seasoned issuers, and the Corporation expect that its share price will continue to be more volatile than a seasoned issuer. Such volatility is attributable to a number of factors. First, the Common Shares, at times, are thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of Common Shares by shareholders may disproportionately influence the price of those Common Shares in either direction. The price for the Common Shares could, for example, decline precipitously in the event that a large number of Common Shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Second, the Corporation are a speculative or “risky” investment due to the Corporation’s limited operating history, lack of profits to date and uncertainty of future market acceptance for the Corporation’s potential products. As a consequence, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond the Corporation’s control and may decrease the market price of the Common Shares, regardless of the Corporation’s performance. The Corporation cannot make any predictions as to what the prevailing market price for the Common Shares will be at any time or as to what effect that the sale of Common Shares or the availability of Common Shares for sale at any time will have on the prevailing market price.

Securities of small-cap and mid-cap companies have experienced substantial volatility in the recent past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in graphite prices and demand, the U.S. dollar, the Malagasy ariary, the Canadian dollar, and the Corporation’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Corporation that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Corporation’s public float may limit the ability of some institutions to invest in its securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause its securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2019

Summary of Quarterly Results

The following is selected quarterly information for the eight most recently completed quarters:

	Quarter Ended
	March 31, 2019 $	December 31, 2018 $	September 30, 2018 $	June 30, 2018 $
Revenues	-	-	-	-
Exploration and evaluation expenses	326,479	112,651	94,684	156,106
Net loss and comprehensive loss for the quarter	(542,996)	(461,060)	(415,574)	(490,126)
Basic and diluted loss per share for the quarter	(0.00)	(0.00)	(0.00)	(0.00)
Working capital balance	432,230	93,029	555,506	(124,868)

	Quarter Ended
	March 31, 2018 $	December 31, 2017 $	September 30, 2017 $	June 30, 2017 $
Revenues	-	-	-	-
Exploration and evaluation expenses	290,330	180,953	293,609	382,379
Net loss and comprehensive loss for the quarter	(643,109)	(795,196)	(780,625)	(1,517,208)
Basic and diluted loss per share for the quarter	(0.00)	(0.00)	(0.00)	(0.00)
Working capital balance	172,010	102,840	959,337	1,633,214

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal controls over financial reporting

Internal control over financial reporting means a process designed by or under the supervision of the CEO and CFO, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

As at March 31, 2019, the Corporation’s CEO and CFO have certified that the disclosure controls and procedures were effective and that during the nine-month period ended March 31, 2019, the Corporation did not make any material changes in the internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

Other Information

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.